UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 3, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT 2019, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-3408191
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment

On December 3, 2019, we directly acquired ownership of a “majority-owned subsidiary,'' (the “Buda Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $10,220,000, which is the initial stated value of our equity interest in the Buda Controlled Subsidiary (the “ Buda Investment”). The Buda Controlled Subsidiary used the proceeds to acquire a single multifamily property totaling 303 units and approximately totaling 265,000 rentable square feet located at 1278 Cabelas Drive, Buda, TX 78610 (the “Buda Property”).

The Buda Controlled Subsidiary is managed by Olympus Property (“Olympus”). Olympus is a full-service multifamily investment and property management company with offices in Fort Worth, TX and Newport Beach, CA. Olympus was founded in 1992 and currently owns approximately 17,000 units in Arizona, Arkansas, California, Florida, Georgia, New Mexico, Oklahoma, Tennessee, Texas, and Utah. Olympus’s portfolio has an aggregate value of approximately $2 billion.

Pursuant to the agreements governing the Buda Investment (the “Buda Operative Agreements”), our consent is required for major decisions regarding the Buda Property and we are entitled to receive a preferred economic return of 9.75% on our Buda Investment. In addition, an affiliate of our Manager earned an origination fee of approximately 1.50% of the Buda Investment, paid directly by the Buda Controlled Subsidiary.

The Buda Controlled Subsidiary is expected to redeem our Buda Investment via sale or refinance by January 1, 2030. The Buda Controlled Subsidiary may redeem our Buda Investment, subject to our approval, in whole or in part during the term of the Buda Investment.

The Buda Property, which is held through a wholly-owned subsidiary of the Buda Controlled Subsidiary, will have a total project budget of approximately $51,195,000 inclusive of hard and soft costs. Simultaneous with the closing of the Buda Investment, senior financing was provided through a $31,970,000 senior secured loan from Freddie Mac (the “Buda Senior Loan”). The Buda Senior Loan features a 10-year term and is 10 years interest-only at a fixed rate of 3.58%.

The Buda Property features thirteen, three-story buildings that consist of one-, two-, and three-bedroom residential units. As of November 25, 2019, the Buda Property was approximately 94% occupied. The Buda Property was built in 2015. The Buda Property features concrete slab-on-grade foundation, wood frame, and pitched roofs.

Buda is located approximately 16-miles south of downtown Austin, TX, directly off of I-35. The Buda submarket presents a strong investment opportunity arising from steady population and job growth as well as an attractive location in the Austin Metro Area.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT 2019, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      December 9, 2019